Exhibit 99.1

Chairman’s Address 2022 Annual General Meeting

Good morning all and thank you for joining us today for our FY22 Annual General Meeting.

I’m pleased to share with you my chairman’s address for this year’s Annual General Meeting for Alterity Therapeutics. We are hosting this meeting both in person in Melbourne and virtually, to ensure all of our shareholders and corporate partners are able to join us wherever they are.

As you’ll already be aware, this year we announced the commencement of the global Phase 2 clinical trial for our lead candidate ATH434 for the treatment of Multiple System Atrophy. MSA is a rare, Parkinsonian disorder that is more rapidly progressing and can be devastating for individuals suffering from the disease.

A hallmark of MSA is the accumulation of the protein α-synuclein which can cause neuron loss in the brain. ATH434 is an oral agent designed to reduce α-synuclein and preserve nerve cells by restoring normal iron balance in the brain, which is why we believe it has excellent potential to treat Parkinson’s disease and MSA.

The Phase 2 is a randomized, double-blind, placebo-controlled clinical trial to explore the effect of ATH434 treatment on imaging and protein biomarkers such as aggregating α-synuclein and excess iron. We opened our first site in New Zealand in June 2022 with the first patient dosed shortly after, a major achievement for us. During the past year, our team has also worked tirelessly towards the expansion of the trial which has since opened for enrolment in Australia and the UK. We have also received regulatory approval in Italy and from the United States FDA to initiate the trial those countries. In addition, we continue to engage with regulators in other nations to secure approval to run our trial in these countries.

The results of our Phase 2 trial will cement and inform the design of a definitive Phase 3 clinical trial. This is an incredible effort, as we work towards the validation of ATH434, and I look forward to sharing our progress with you.

An important part of our ATH434 clinical program is our bioMUSE Natural History Study, which has generated invaluable observational data that helps understand how MSA affects our target patient population. The results collected from bioMUSE support the design of our Phase 2 clinical trial related to patient population and endpoints, maximizing our chance of success. In collaboration with our research partners at Vanderbilt University, we have presented numerous findings at several leading medical conferences this year. To date, our data has revealed valuable insights related to brain iron, improved precision of MRI biomarker readings, and quantification of motor performance.

Over this last year, we have also strengthened our intellectual property portfolio with new US patents that will be instrumental in supporting Alterity’s drug development portfolio. This includes two composition of matter patents on 230 novel compounds that act as a new class of iron chaperones designed to redistribute the excess iron implicated in many neurodegenerative diseases, including Parkinson’s and Alzheimer’s diseases.

As you know, this has been a challenging year in global capital markets, with biotechnology stocks being hit especially hard. However, we remain focused on building long term shareholder value by creating an alternate future for individuals living with devastating neurodegenerative diseases.

On behalf of the Board, I would like to thank our CEO Dr Stamler, his executive team, and all our scientific and operational staff for their work over this past year. I also want to thank our shareholders for their support of our business. With the continued advancement of our development programs, we are gearing up for another exciting and productive year for Alterity, and we look forward to keeping you updated on our progress.

Thank you.

END

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology Company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorization & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor & Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that arenothistorical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slowor prevent products coming to market, the uncertaintyof obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward- looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.